

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 10, 2016

Via E-mail
Mr. Eric Clemons
Principal Executive Officer
Cerebain Biotech Corp.
13727 Noel Road
Tower II, Suite 200
Dallas, TX 75240

> **Re:** **Cerebain Biotech Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Filed September 22, 2015**
> **File No. 000-54381**

Dear Mr. Clemons:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2015

Report of Independent Registered Public Accounting Firm, page F-2

1. The second paragraph of the report provided by your independent registered public accountant states that they conducted their audits "in accordance with auditing standards of the Public Company Accounting Oversight Board (United States)." Please tell us why your auditor refers to only the "auditing standards" of the PCAOB in their report or amend your filing to provide a revised report which makes reference to the "standards" of the PCAOB. Please note that audits of issuers are required to be conducted in accordance with the "standards" of the PCAOB, which cover more than just the auditing standards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3650 with any other questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining